Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Signet Jewelers Limited (successor registrant to Signet Group plc) relating to certain new and existing employee benefit plans, of our reports dated April 9, 2008, with respect to the consolidated balance sheets of Signet Group plc and subsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated statements of cash flows for the 52 weeks ended February 2, 2008, the 53 weeks ended February 3, 2007 and the 52 weeks ended January 28, 2006, and the effectiveness of internal control over financial reporting as of February 2, 2008, which appear in the Signet Group plc Annual Report on Form 20-F for the 52 weeks ended February 2, 2008.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, United Kingdom

September 10, 2008